Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the reference to our firm under the caption “Experts” in the Registration Statements on Form S-3 of Global Geophysical Services, Inc. to be filed on or about November 15, 2013 and to the incorporation by reference of our reports dated March 4, 2013, with respect to the consolidated financial statements of Global Geophysical Services, Inc. (the “Company”) as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, which appear in this Annual Report on Form 10-K for the year ended December 31, 2012.

/s/ UHY LLP

Houston, Texas
November 15, 2013